UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*



AXSYS TECHNOLOGIES, Inc.
-----------------------------------------------------------------
(Name of Issuer)


COMMON STOCK; $0.01 Par Value
-----------------------------------------------------------------
(Title of Class of Securities)


054615109
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(CUSIP Number)


December 31, 2003
-----------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	| X | Rule 13d-1(b)
	| X | Rule 13d-1(c)
	| _ | Rule 13d-1(d)

CUSIP Number:	054615109

1) NAME OF REPORTING PERSON
	ALBERT FRIED & COMPANY, LLC
	13-5089432

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) |   |
	(b) | X |

3) SEC USE ONLY

4) CITIZEN OR PLACE OF ORGANIZATION

	LLC organized in New York


5) SOLE VOTING POWER
	470,270

6) SHARED VOTING POWER
	None

7) SOLE DISPOSITIVE POWER
	470,270

8) SHARED DISPOSITIVE POWER
	NONE

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	540,976

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	7.67 %

12) TYPE OF REPORTING PERSON
	BD

*Albert Fried & Company, LLC (AF&Co), an NASD Member firm, is a market maker (dealer) in the Issuers common stock. Certain securities reported herein are held by AF&Co in its dealer (market-making) account. The dealer inventory is acquired and disposed of in the ordinary course of business and incident to the establishment of a primary or secondary market for such security in accordance with Section 16(d) of the Securities Exchange Act of 1934. As of December 31, 2004, 270,467 shares were held in the market making account.

CUSIP Number:	054615109

1) NAME OF REPORTING PERSON

	ALBERT FRIED JR.

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) |   |
	(b) | X |

3) SEC USE ONLY

4) CITIZEN OR PLACE OF ORGANIZATION

	UNITED STATES OF AMERICA

5) SOLE VOTING POWER
	70,706

6) SHARED VOTING POWER
       540,976

7) SOLE DISPOSITIVE POWER
	70,706

8) SHARED DISPOSITIVE POWER
	470,270

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	540,976

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	7.67%

12) TYPE OF REPORTING PERSON
	IN


Albert Fried Jr., as the managing member of Albert Fried & Company, LLC.(AF&Co), may be deemed the beneficial owner of the shares reported herein by AF&Co. Accordingly, these shares reported herein by Albert Fried Jr. include those shares separately reported herein by AF&Co.

Mr. Fried disclaims, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, any beneficial ownership of shares held by AF&Co in its market-maker (dealer)
 account, except to the extent of his indirect pecuniary interest therein, and this report shall not be deemed an admission that Mr. Fried is the beneficial owner of such securities for purposes of Section 16 or for any other purposes. AF&Co is a market maker (dealer) in the Issuers common stock, acquiring and disposing of the Issuers stock in the ordinary course of business and incident to the establishment of a secondary market for such security in accordance with Section 16(d) of the Securities Exchange Act of 1934.

ITEM 1(a)	NAME OF ISSUER:

		AXSYS TECHNOLOGIES, INC.

ITEM 1(b) 	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               	175 Capital Boulevard, Suite 103
		Rocky Hill, Connecticut  06067

ITEM 2(a) 	NAME OF PERSON FILING:

Albert Fried & Company, LLC.
(The members of Albert Fried & Company, LLC are Albert Fried
Jr., Anthony Katsingris, Christina E. Fried and The Fried Group)

Albert Fried Jr.

ITEM 2(b) 	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

		60 Broad Street; 39th Floor
		New York, 	NY    10004

ITEM 2(c) CITIZENSHIP:

Please refer to Item 4 on each cover sheet for each filing person.


ITEM 2(d) TITLE OF CLASS OF SECURITIES:

		COMMON STOCK, $0.01 Par Value

ITEM 2(e)  CUSIP NUMBER:

		054615109

ITEM 3: STATEMENT IS FILED AS A GROUP IN PURSUANT TO RULE 13d-1(b):

	Please see Items 5-9 and 11 for each cover sheet for each filing separately.

ITEM 4:	OWNERSHIP

	Please see Items 5-9 and 11 for each cover sheet for each filing separately.

	4(a)	AMOUNT BENEFICIALLY OWNED:	540,976 SHARES
	4(b) 	PERCENT OF CLASS:		7.67%**

	**Please see Items 5-9 and 11 and footnotes for each cover sheet for each filing separately


ITEM 5 OWNERSHIP OF LESS THAN FIVE PERCENT OF A CLASS:

	NOT APPLICABLE

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        NOT APPLICABLE

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

	NOT APPLICABLE

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

	BD- Albert Fried & Company, LLC, an NASD Member Firm.
	IN- Albert Fried Jr., managing member of Albert Fried & Co.


ITEM 9 NOTICE OF DISSOLUTION OF GROUP:

	NOT APPLICABLE

ITEM 10  CERTIFICATION:

Certification filed pursuant to Section 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:	February 14, 2005


	ALBERT FRIED & COMPANY, LLC.

By	/s/ Albert Fried, Jr.
	----------------------
	Name:  Albert Fried, Jr
	Title: Managing Member




Certification filed pursuant to Section 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acqired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:	February 14, 2005

	ALBERT FRIED JR.

By	/s/ Albert Fried, Jr.
	----------------------
	Name:  Albert Fried, Jr







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